BRF S.A.

Publicly Held

Company CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON FEBRUARY 22, 2022

1.           Date, Time and Place: Meeting held on February 22, 2022, at 09:00 a.m., by videoconference.

2.           Call and Attendance: The call notice requirement was waived, pursuant to article 21 of the Company's Bylaws of BRF S.A. (“Company”), in view of the presence of the majority of the members of the Board of Directors: Mr. Pedro Pullen Parente, Mrs. Flavia Buarque de Almeida, Mr. José Luiz Osório de Almeida Filho, Mr. Luiz Fernando Furlan, Mr. Ivandré Montiel da Silva, Mr. Roberto Rodrigues, Mrs. Flavia Maria Bittencourt and Mr. Marcelo Feriozzi Bacci. Absent Mr. Dan Ioschpe, duly represented by Mrs. Flavia Buarque de Almeida.

3.           Presiding Board: Chairman: Mr. Pedro Pullen Parente. Secretary: Mr. Carlos Eduardo de Castro Neves.

4.           Agenda: (i) Call of the Ordinary and Extraordinary Shareholders' Meetings for March 28, 2022 and Approval of the Management Proposal; (ii) Approval of the Financial Statements for 2021 Fiscal Year; (iii) Appointment of slate for the composition of the Board of Directors; and (iv) Appointment of Members for the composition of the Fiscal Council.

5.           Resolutions: Once the agenda had been examined, the following matters were discussed, and the following resolutions were taken:

5.1.        Call of the Ordinary and Extraordinary Shareholders' Meetings for March 28, 2022 and Approval of the Management Proposal: In accordance with the provisions of Article 12 of the Bylaws, the members of the Board of Directors, by unanimous vote, approved the call notice and the proposal of the Company's management for the Ordinary and Extraordinary Shareholders' Meetings to be held on the March 28, 2022, at 11:00 a.m., with the consequent availability to shareholders of the materials and documents necessary for the analysis of the matters contained in the following agenda, in accordance with the applicable legislation and regulations.

Minutes of the Ordinary Meeting of the Board of Directors of BRF S.A. held on February 22, 2022.

5.2.        Approval of the Financial Statements for 2021 Fiscal Year: In accordance with the provisions of article 23, (vi), of the Bylaws and with the recommendation of the Audit and Integrity Committee and the Finance and Risk Management Committee, the members of the Board of Directors expressed themselves in favor of the submission of the Financial Statements Company's financial statements for the fiscal year ended December 31, 2021, accompanied by the Management Report, the Explanatory Notes, the Opinions of the Independent Auditors, Fiscal Council and CAI for deliberation at the Company's Ordinary and Extraordinary General Meetings.

5.3.        Appointment of slate for the composition of the Board of Directors: The members of the Board of Directors, by majority vote, approved the nomination of the slate to compose the Company's Board of Directors for a term of office of 2 (two) years, to be closed at the Annual Shareholders' Meeting that resolves the accounts of the Company's management for the year ending December 31, 2023, with the following names: (i) Marcos Antonio Molina dos Santos; (ii) Sérgio Agapito Rial; (iii) Marcia Aparecida Pascoal Marçal dos Santos; (iv) Augusto Marques da Cruz Filho; (v) Deborah Stern Vieitas; (vi) Flávia Maria Bittencourt; (vii) Oscar by Paula Bernardes Neto; (viii) Pedro de Camargo Neto; (ix) Altamir Batista Mateus da Silva; (x) Eduardo Augusto Rocha Pocetti. The slate was proposed by the shareholders Marfrig Global Foods S.A. and Fundo de Investimento em Ações Colorado – Investimento no Exterior.

5.4.        Appointment of members for the composition of the Fiscal Council. The members of the Board of Directors, by unanimous vote, approved the appointment of Messrs. Attílio Guaspari, Bernardo Szpigel and Ana Paula Teixeira de Sousa to form the Company's Fiscal Council. The candidate Bernardo Szpigel (incumbent) was nominated by the shareholders Marfrig Global Foods S.A. and Fundo de Investimento em Ações Colorado – Investimento no Exterior and the candidates Ana Paula Teixeira de Sousa (incumbent) and Cristina Ferreira de Brito (alternate) were nominated by the shareholder Previ – Caixa de Previdência dos Funcionários do Banco do Brasil.

6.           Documents Filed at the Company: The documents related to the agenda that supported the resolutions taken by the members of the Board of Directors or information presented during the meeting were filed at the Company’s head office.

Minutes of the Ordinary Meeting of the Board of Directors of BRF S.A. held on February 22, 2022.

7.           Closure: There being no other matters to be discussed, the Chairman declared the meeting closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in the Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

São Paulo, February 22, 2022.

_____________________________________________

Carlos Eduardo de Castro Neves
Secretary

Minutes of the Ordinary Meeting of the Board of Directors of BRF S.A. held on February 22, 2022.